

October 27, 2010

J. Chris Morgando
Chief Executive Officer
Helpeo, Inc.
871 Coronado Center Drive, Suite 200
Henderson, Nevada 89052

> **Re:** **Helpeo, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed October 13, 2010**
> **File No. 333-168302**

Dear Mr. Morgando:

We have reviewed the above-referenced filing and the related response letter dated October 13, 2010, and have the following comments. If indicated, we think you should revise your document in response to this comment. After reviewing this information, we may raise additional comments. Unless otherwise noted, where a prior comment is referred to, it refers to our letter dated September 29, 2010.

General

1. Please update your financial statements and related information throughout the prospectus. Refer to Item 8-08 of Regulation S-X.

Certain Relationships and Related Transactions, page 19

2. You indicate in your response to prior comment 4 that you do not have a written loan agreement with your chief executive officer for the amounts advanced to him for the purpose of facilitating the rapid payment of your initial organizational costs. Please file a written summary of the terms of this arrangement as an exhibit to your registration statement. Refer to Item 601(b)(10)(ii)(A) of Regulation S-K and Question 146.04 of our Regulation S-K Compliance and Disclosure Interpretations.

Security Ownership of Certain Beneficial Owners and Management, page 19

3. We note your disclosure on page 19 that you have provided information regarding the beneficial ownership of your common stock as of June 30, 2010. Please revise your document to provide this information as of the most recent practicable date. See Item 403 of Regulation S-K. In this regard, we note your disclosure that the selling

stockholders table sets forth the common stock ownership of the selling stockholders as of October 13, 2010.

Signatures, page 30

4.   We refer to prior comment 7 and your related revisions. Please revise your document to include the signature of your controller or principal accounting officer. See Instruction to Signatures in the Form S-1.

Please contact Ryan Houseal, Attorney-Advisor, at (202) 551-3105 or, in his absence, me at (202) 551-3456 with any questions.

Sincerely,

Matthew M. Crispino
Attorney-Advisor

Via Facsimile (702) 562-9791
Scott D. Olson, Esq.